Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-233771

Relating to the Preliminary Prospectus Supplement dated February 9, 2022

(to Prospectus dated September 13, 2019)

$1,500,000,000

Starbucks Corporation

$500,000,000 Floating Rate Senior Notes due 2024

$1,000,000,000 3.000% Senior Notes due 2032

Pricing Term Sheet

February 9, 2022

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P):*	Baa1 (Stable Outlook) / BBB+ (Stable Outlook)

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 9, 2022

Settlement Date:**	February 14, 2022 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Scotia Capital (USA) Inc.

Senior Co-Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Goldman Sachs & Co. LLC

Co-Managers:

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Rabo Securities USA, Inc.

Standard Chartered Bank

Truist Securities, Inc.

Academy Securities, Inc.

Blaylock Van, LLC

Terms Applicable to Floating Rate Senior Notes due 2024 (the “Floating Rate Notes”)

Principal Amount:	$500,000,000

Maturity Date:	February 14, 2024

Interest Payment Dates:	Quarterly in arrears on each February 14, May 14, August 14 and November 14, beginning May 14, 2022

Interest Payment Record Dates:	February 1, May 1, August 1 and November 1

Price to Public (Issue Price):	100.000%

Interest Rate:	Compounded SOFR plus 0.420%. The interest rate on the Floating Rate Notes will in no event be lower than zero.

Floating Rate Interest Calculation:
The amount of interest accrued and payable on the Floating Rate Notes for each interest period will be calculated by the calculation agent and will be equal to the product of (i) the outstanding principal amount of the Floating Rate Notes multiplied by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period (as defined in the prospectus supplement) divided by 360. See “Description of Notes—Interest—Floating Rate Notes—Compounded SOFR” in the prospectus supplement.

Compounded SOFR:	A compounded average of the daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index (as defined in the prospectus supplement) for each quarterly interest period in accordance with the specific formula described under the “Description of Notes—Interest—Floating Rate Notes—Compounded SOFR” in the prospectus supplement.

Optional Redemption:	At any time and from time to time, on and after February 14, 2023, some or all of the Floating Rate Notes will be redeemable, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a related below investment grade rating of the Floating Rate notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the Floating Rate Notes, to make an offer to purchase the Floating Rate Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of repurchase.

Calculation Agent:	U.S. Bank Trust Company, National Association

CUSIP/ISIN:	855244 BB4 / US855244BB41
Terms Applicable to 3.000% Senior Notes due 2032 (the “Fixed Rate Notes”)

Principal Amount:	$1,000,000,000

Maturity Date:	February 14, 2032

Interest Payment Dates:	Semi-annually in arrears on each February 14 and August 14, beginning August 14, 2022

Interest Payment Record Dates:	February 1 and August 1

Benchmark Treasury:	UST 1.375% due November 15, 2031

Benchmark Treasury Price/Yield:	95-05 / 1.922%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	3.022%

Coupon (Interest Rate):	3.000% per annum

Price to Public (Issue Price):	99.811%

Optional Redemption:

At any time prior to November 14, 2031 (three months prior to the maturity date of the Fixed Rate Notes) (the “Par Call Date”), the Fixed Rate Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•  100% of the aggregate principal amount of Fixed Rate Notes to be redeemed; or

•  (a) the sum of the present value of the remaining scheduled payments of principal and interest on the Fixed Rate Notes being redeemed, assuming that the Fixed Rate Notes to be redeemed matured on the Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the Fixed Rate Notes being redeemed to, but excluding, the redemption date.

In addition, at any time and from time to time, on and after the Par Call Date, the Fixed Rate Notes will be redeemable, at the Issuer’s option, in whole or in part at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a related below investment grade rating of the Fixed Rate notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the Fixed Rate Notes, to make an offer to purchase the Fixed Rate Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP/ISIN:	855244 BC2 / US855244BC24

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**It is expected that delivery of the notes will be made against payment therefor on or about February 14, 2022, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to the settlement date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; U.S. Bancorp Investments, Inc. toll-free at (877)-558-2607; and Wells Fargo Securities, LLC toll free at (800)-645-3751.